UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, June 2025

Commission File Number 001-41665

ARB IOT GROUP LIMITED

(Translation of registrant’s name into English)

Level 39, Marina Bay Financial Centre Tower 2

10 Marina Boulevard, 018983 Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On June 17, 2025, ARB IOT Group Limited, a Cayman Islands exempted company (the “Company”), received a letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it had regained compliance with the minimum bid price requirement for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2).

The Notification Letter confirmed that, for 10 consecutive business days, from June 2, 2025 and June 16, 2025, the closing bid price of the Company’s ordinary shares, par value $0.0015 per share, had been at $1.00 or greater.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form F-3 (File No. 285785) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2025	ARB IOT GROUP LIMITED

	By:	/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong
Chief Executive Officer

2